[CERAGON LETTERHEAD]








                                                                 January 4, 2001


Mr. Zohar Zisapel
RAD Data Communications Ltd.
24 Raoul Wallenberg Street
Tel Aviv

Dear Zohar:

       I am pleased to inform you that on December 21, 2000, the Board of Directors of CERAGON NETWORKS LTD. (the "Company") has decided to grant to you 75,000 options under its Consultants and Directors Option Plan, with a vesting period of three years, 33.3% to be vested at the end of each year you continue to act as a director of the Company, effective December 21, 2000. The exercise price will be $11.75 per share. The plan is attached hereto.

Sincerely,

/s/Shraga Katz
------------------------------
Shraga Katz
CEO
Ceragon Networks LTD.